

February 13, 2023

Lisa Tang
Co-Chief Executive Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210
The People's Republic of China

>     **Re: Boqii Holding Ltd**
>     **Form 20-F for the Fiscal Year Ended March 31, 2022**
>     **Filed July 27, 2022**
>     **File No. 1-39547**

Dear Lisa Tang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2022

Item 19. Exhibits
Exhibits 12.1 and 12.2, page 145

1.    Please include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting as the transition period that allows these omissions is over. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Trade & Services